EXHIBIT 1

                                         Trading Symbols (TSX-V:LM; OTC BB: LMDCF)

151 Bloor St West                                       Jianwai SOHO, Building 17
 Suite 703                                                  Suite 601, 39 East 3rd Ring Rd
Toronto, Ontario                                              Dong San Huan Zhong Lu
Canada M5S 1S4                                                    Beijing 100022 China

Tel :  416.927.7000                                                Tel:  86.10.5900.0152
Fax : 416.927.1222                                                Fax:  86.10.5900.1801
                                         www.lingomedia.com

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2008

April 30, 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

The following Management's Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") (formerly Lingo Media Inc.) financial condition and results of operations, prepared as of April 30, 2009, should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the years ended December 31, 2008 and 2007, which have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts are in Canadian dollars unless stated otherwise.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding comparable twelve month period.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Summary Description of Lingo Media

Lingo Media is a diversified online and print education product and services company.  Speak2Me Inc. (“Speak2Me”), a subsidiary acquired in 2007, is a new media company focused on interactive advertising in China through its Internet-based English language learning platform. In China, Lingo Media continues to expand its legacy business via its wholly-owned subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs.  In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. (“A+”) specialized in early childhood cognitive development programs which distributed educational materials along with its proprietary curriculum.  In December 2008, A+ filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act.

As of December 31, 2008, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company offers an online English language learning community in China through its acquisition of Speak2Me.  Speak2Me incorporates Lingo Media’s proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English worldwide.  Speak2Me’s groundbreaking service uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual teacher. A unique social-networking infrastructure that allows students to form study groups and offers contests, prizes and other incentives, creates a learning environment that engenders co-operation and competition, just as in a conventional classroom. Speak2Me’s patent-pending Conversational Advertising™ platform allows Speak2Me to provide its innovative offering to end-users at no cost. In addition, Speak2Me offers premium content development services and custom training modules to support businesses and institutions that require English language training for their personnel.

Print-Based English Language Learning

The Company continues to expand its business via its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 200 million students.  To date, it has co-published 278 million units from its library of more than 340 program titles in China.

Recent Developments

On November 26, 2008, Speak2Me secured its first Conversational Advertising™ contract with Mercedes-Benz’s smart car. This contract validated Speak2Me’s Conversational Advertising™ platform and its business model.

On March 17, 2009, Lingo Media’s Board of Directors and its Audit Committee approved the appointment of Collins Barrow Toronto LLP and accepted the resignation of Meyers Norris Penny LLP (“MNP”) and reviewed all the documents related to the change of auditors.  MNP resigned as auditors at the Company's request and there were no reservations in the auditors’ report by MNP in respect of Lingo Media’s financial statements for the year ended December 31, 2007.

On April 23, 2009, the Proposal filed under the Bankruptcy and Insolvency Act (“Proposal”) by A+ was approved by the Superior Court of Justice.  This filing precipitated from the decision made on December 23, 2008 to restructure A+’s operations.  After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses including its subsidiaries Lingo Learning and Speak2Me.

Revenue Recognition Policy

Revenue from web-based advertising in China is recognized at the time of delivery and when collectability is reasonably assured.

Lingo Media earns royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese State Ministry of Education publisher on the following basis:

•  Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China.

•  Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media (the “Co-Publishing Agreement”), PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Under the Co-Publishing Agreement, Lingo Media invoices PEP on a quarterly basis at 40% of the prior six months actual sales.  PEP then provides a reconciliation of the royalty revenues for the first and second quarters by the end of August and for the third and forth quarters by the end of March.

Royalty revenues from audiovisual products are recognized upon the confirmation of sales, and when collectibility is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of published and supplemental products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Overall Performance

China

With over 278 million copies of co-published units to date, Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.

The Company’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and Lingo Media’s management team in China is focused on maintaining and further advancing this relationship.

According to the Company’s current practice of recording revenues from China, Lingo Media does not recognize revenues from China in Q1 and Q3.  Revenues from China for 2008 are $967,908 compared to $877,706 for the fiscal 2007, a 10% increase.

Canada

In Canada, Lingo Media earned revenues through A+, a subsidiary it acquired in 2006.

A+ derived revenue from the publishing and distribution of educational materials aimed at the early childhood market.  On December 23, 2008, A+ made the decision to restructure its operations and filed a Notice of Intent to make a Proposal.

The Company wrote-down the carrying value of its 70.33% investment in A+, resulting in a charge at the end of the fourth quarter of 2008 of $1,571,369 (2007 - $292,848) to net loss, included in the write-down was $274,852 in future income tax assets related to its A+ subsidiary.

For the purpose of comparability, all comparative figures have been adjusted to exclude results from the discontinued operations.

Lingo Media had revenues of $2,575,559 from sales of early childhood development programs offered by A+ for the year ended December 31, 2008, as compared to $3,124,731 for fiscal year 2007, a reduction of 18%.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow.  The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English to students.    Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at December 31, 2008 Lingo Media had a working capital of $1,795,838 compared to a working capital of $208,207 for the period ended December 31, 2007.  Loss from continuing operations for the year ended December 31, 2008 was ($2,311,474) compared to a loss from operations of ($632,192) for the year ended December 31, 2007. Loss from discontinued operations for the year ended December 31, 2008 was ($1,571,369) compared to a loss from discontinued operations of ($292,848) for the year ended December 31, 2007. Net loss for the year ended December 31, 2008 was ($3,882,843) compared to net loss of ($925,040) for the year ended December 31, 2007.

	2008	2007
Revenue
Print-Based English Language Learning	969,128	879,626
Online English Language Learning	-	-
Net Loss	3,882,843	925,040
Total Assets	8,526,792	8,162,401
Long Term Debt	564,997	768,028
Working Capital	1,795,838	208,207
Cash Flow Used in Operations	1,240,199	1,077,366

The Company received government grants to subsidize certain expenses in 2008.  During 2008, Lingo Media received $110,430 (2007 – $164,545) in government support, relating to the Company's publishing projects in China.  During the year, Lingo Media was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expense.

The Company had cash on hand as at December 31, 2008 of $2,279,937, and continues to rely on its revenues from its recurring royalty stream from China and future equity and/or debt financings to fund its operations.

Discontinued Operations

On December 23, 2008, the Company  made the decision to restructure A+’s operations and A+ filed a Proposal. After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses through its subsidiaries, Lingo Learning and Speak2Me.. On March 27, 2009, the Proposal was accepted by A+’s creditors.   Subsequently on April 23, 2009, the Proposal was approved by the Superior Court of Justice.

Results of Operations

Revenue and Margin

Lingo Media earned revenues in China as follows:

	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$-	$969,128	$969,128
Cost of sales	-	126,329	126,329
Margin	$-	$842,799	$842,799

Revenues from China for the year ended December 31, 2008 were $969,128 compared to $877,706 for fiscal year 2007. The Company continues to advance its relationship with PEP and is developing new programs to maintain and increase its royalty revenues.

In Canada, revenues from A+ for the year ended December 31, 2008 were $2,575,559 compared to $3,124,731 for fiscal year 2007. As part of its restructuring, A+ discontinued its operations in Canada and these revenues and related expenses are reported as discontinued operations.

Selling General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

Overall, general and administrative expenses increased due to the acquisition and consolidation of Speak2Me operations into the financial results of Lingo Media. Below is the detailed analysis of general and administrative expenses for the year ended December 31, 2008.

	2008	2007
Advertising and promotion	39,737	17,797
Executive compensation	358,841	201,233
Consulting fees and employee compensation	829,057	405,715
Travel	118,328	91,664
Administration	191,290	183,777
Premises	161,895	118,145
Equipment leases	17,931	16,891
Foreign exchange	160,223	(103,505)
Shareholder services	54,877	49,740
Professional fees	260,977	129,395
	2,193,156	1,110,852
Less Grants	(65,430)	(164,545)
Total	2,127,726	946,307

Selling general and administrative expenses related to A+ have been reallocated and reported as discontinued operations.

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant, during the year the Company recorded $110,430 of such grant.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue, at such time a liability would be recorded. During the year, the conditions for the repayment of grants were not met and no liability was recorded.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expenses.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $160,223 as compared to a gain of approximately $103,505 in fiscal 2007, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses is denominated in US Dollars, New Taiwanese Dollars and Chinese Renminbi.

Interest and Other Financial Expenses

In 2008, the Company had loans payable bearing interest at 12% (2007 - 12%) per annum.  Interest expense related to these loans for the year ended December 31, 2008 is $95,544.  At December 31, 2008, the outstanding loans were $nil.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2008, the Company recorded an expense of $252,792 compared to $156,395 during 2007. The increase in this expense is primarily due to additional warrants issued during the year as part of the Company’s $5 million equity financing as compared to the similar period in fiscal 2007.

Discontinued Operations

On December 23, 2008, A+ filed a Notice of Intent to file a Proposal.  The Company wrote-down the carrying value A+, resulting in a charge of $1,571,369 (2007 - $292,848, 2006 - $57,906) to net loss, included in the write-down was $274,852 of future income tax assets .

All comparative figures have been adjusted to exclude results from the discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value.

Net Loss

The Company reported a net loss of ($3,882,843) for the year ended December 31, 2008 as compared to a net loss of ($925,040) in 2007.   The loss for 2008 is comprised of the following:

	2008	2007
Operating loss	$(2,311,474)	$(632,192)
Loss from the operations of A+	(450,238)	(292,848)
Write off of goodwill from the acquisition of A+	(1,121,131)	-
Net Loss	$(3,882,843)	$(925,040)

The Company incurred taxes of $145,018 for the year ended December 31, 2008 compared to $127,267 in 2007.

Summary of Quarterly Results

	Q1-07	Q2-07	Q3-07	Q4-07	Q1-08	Q2-08	Q3-08	Q4-08
Revenue	$587	$260,595	$913	$617,531	$-	$393,709	$49,801	$525,618

Income (Loss) Before Taxes	(238,480)	8,683	(196,807)	(78,321)	(384,625)	(344,441)	(586,006)	(851,384)
Net Income (Loss)	(238,480)	(29,103)	(196,807)	(167,802)	(384,625)	(401,404)	(590,701)	(934,744)

The above results have been restated to reflect continuing operations.

Liquidity and Capital Resources

As at December 31, 2008, the Company had cash and cash equivalents of $2,279,937 (2007 $377,127), and accounts and grants receivable of $642,543 (2007 - $958,179). The Company’s total current assets amounted to $3,117,249 (2007 - $1,716,903) with current liabilities of $1,321,411 (2007 - $1,508,696) resulting in a working capital surplus of $1,795,838 (2007 - working capital surplus of $208,207).

In October 2008, the Company successfully completed a private placement with Orascom Telecom of $5 million by issuing 2,857,143 units at a price of $1.75 per unit (“Unit”), with each Unit consisting of one common share (“Common Share”) and three-quarters (0.75) of one share purchase warrant (“Warrant”).  Each whole Warrant is exercisable to acquire one further Common Share for a period of 24 months from September 15, 2008 (the “Closing Date“): (i) at a price of $4.00 for a period of 12-months from the Closing Date; (ii) at a price of $6.00 per Common Share if exercised between 12-18 months from the Closing Date; and (iii) at a price of $8.00 per Common Share if exercised between 18-24 months from the Closing Date. The Warrants are callable, 120 days after the Closing Date, at the option of Lingo Media, in the event the Common Shares of the Company trade at or over 50% above the strike price of the Warrant for 10 consecutive trading days.

During 2008, the Company repaid loans in the amount of $783,620.  As at December 31, 2008, A+ had a revolving line of credit outstanding in the amount of $80,986 (2007 - $230,000) bearing interest at prime plus 4% per annum.  This bank facility is secured by a general security agreement and a short-term investment of $150,000.  The term of the revolving line of credit requires that certain measurable covenants be met. As at December 31, 2008, the Company was in violation of certain covenants and the Company subsequently paid down and closed the line of credit. The line of credit outstanding at year end is presented as part of current liabilities of discontinued operations.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants received during the year were $110,430 compared to $164,545 during 2007, this amount includes a one time reduction of $45,000 based on anticipated adjustment for a prior period grant.  During 2008, the Company was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expense.

The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans into international markets in addition to financing growth capital for the China market.  The Company has been successful in raising sufficient working capital in the past.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2009	$345,041
2010	161,954
2011	39,736
2012	7,572

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

During the year, the Company had loans payable due to a corporation controlled by one of its directors bearing interest at 12% (2007 - 12%) per annum.  During 2008, the Company received $60,000 (2007 - $387,000) and repaid $277,000 (2007 - $310,000) of these loans.  Interest expense related to these loans for the year is $18,490 (2007 - $62,137).  At December 31, 2008, $9,344 (2007 - $217,000) was due to those corporations.

During the year, the Company paid $41,913 (2007 - $68,900) from a corporation with one director in common for rent, administration, office charges and telecommunications.

During the year, the Company paid $218,075 (2007 - $nil) in legal fees to a law firm in which a director of the Company is a partner.  These fees are included as part of general and administrative expense and share issuance cost within share capital.

During the year the Company paid $180,000 (2007 - $120,000) for consulting fees to a corporation owned by a director and officer of the Company.

The acquisition of Speak2Me constituted a "related party transaction" as the CEO of the Company was also a director and shareholder of Speak2Me prior to its acquisition by Lingo Media.  The President & CEO of Lingo Media beneficially owned, indirectly, 1,583,333 common shares representing 10.63% of the issued and outstanding common shares of Speak2Me prior to its acquisition by Lingo Media.  Due to the conflict of interest, he abstained from voting on matters relating to the acquisition.

The Board of Directors of Lingo Media appointed a special committee, consisting of two independent directors, to review the proposed acquisition of Speak2Me.  In reaching its conclusions and formulating its recommendations, the special committee considered among other factors:  (i) audited financial statements of Speak2Me for the period ended August 24, 2007, (ii) information in respect of its assets and operations, and (iii) an independent valuation.

Subsequent Event

Discontinued Operations:

On January 16, 2009, Lingo Media fully repaid the utilized portion of the $500,000 bank line of credit for A+.  Subsequently A+ bank line of credit was cancelled.

On March 27, 2009, the Proposal was accepted by A+’s creditors. The Company has allowed for a provision to cover all anticipated costs associated with the restructuring under its discontinued operations.  On April 23, 2009, the Superior Court of Justice approved the filing of the Proposal.

Additional Disclosure

Development Costs

Development costs consist of the following:

	2008	2007
Cost	$1,431,567	$1,552,572
Less: accumulated amortization	(1,320,050)	(1,284,662)
	$111,517	$267,910

Software and Web Development Costs

Software and web development costs consist of the following:

	2008	2007
Cost	$5,233,187	$4,352,341

Property and Equipment

Property and Equipment consist of the following:

2008	Cost	Amortization	Carrying Value
Computer and office equipment	$200,879	$136,040	$64,839

2007	Cost	Amortization	Carrying Value
Computer and office equipment	$175,636	$102,492	$73,144

Disclosure of Outstanding Share Data

As of April 30, 2009, the followings are outstanding:

Common Shares – 12,457,607
Warrants – 2,314,286
Stock Options – 633,120

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2008, the Company has adopted the following Sections issued or amended by the CICA:
Section 1400, General Standards of Financial Statement Presentation
Section 1535, Capital Disclosures
Section 3031, Inventories
Section 3855, Recognition and Measurement
Section 3862, Financial Instruments Disclosures
Section 3863, Financial Instruments Presentation

Adoption of these new accounting standards has no material impact on the amounts reported in the Company’s financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace. The Company is in the process of completing the scoping phase of its conversion plan which has a timeline for assessing resources and training, analyzing key differences, and selecting accounting policies under IFRS.

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management’s substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company assigned dedicated staff to formulate a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a comprehensive set of policies and procedures. The completion of documentation and implementation of the initiative will continue in 2008.

Segregation of Duties

Due to resource constraints, the Company is reliant on the performance of compensating procedures during its financial period-end closing process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These Compensating Controls Include:

•  Review of all balances and reconciliations;
•  Review of bank registers and disbursement details in risk locations; and
•  Analytical review and analysis of performance against expectations.

During 2008, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

•  Improved budgetary controls; and
•  Strengthened technical expertise in the accounting and finance areas of the organization.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

Foreign Currency Risk

We operate one segment of our business in China, and a substantial portion of our operating expenses and development expenditures are in Canadian dollars, whereas our revenue (current and potential) from co-publishing agreements are, and will be, primarily in US dollars.  A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the US dollar could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies, as they are not material at this time.

Risk Factors Associated to Lingo Media’s Print-based English Language Learning

Business

We have not generated significant revenue to date in China, nor can we be assured of generating significant future revenues.

If we are unable to protect our intellectual property rights in China, our competitors may develop and market products with similar features that may reduce demand for our products.  It is nonetheless, difficult at best to protect intellectual property rights in China.

If our major customer and distributors of our products in China fail to devote sufficient time and resources to our business, or if their performance is substandard, our revenues will be adversely affected.

We currently have two key customers in China that represents 100% (2007: 100%) of the Company’s overall revenues.

We have no experience in directly distributing our products in China and no internal capability to do so yet.

Competition in the educational publishing industry in China is intense, and if we fail to compete effectively our financial results will suffer.

We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

If we are unable to retain key personnel and hire additional qualified sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

We have international operations that expose us to additional business risks.

We may incur losses associated with foreign currency fluctuations.

Our share price may be volatile, and an investment in our common shares could suffer a decline in value.

Future sales of common shares by us or our existing shareholders may cause our stock price to fall.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors Associated with Speak2Me’s Online English Language Learning Business

Early Stage of Development

Speak2Me is at an early stage of development in its business. There can be no assurance that Speak2Me's business will be profitable. There can be no assurance that Speak2Me will be able to generate sufficient activity to be profitable in the future and Speak2Me's limited operating history makes an evaluation of its prospects difficult.

Competitive Markets

Speak2Me operates in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that Speak2Me will be able to obtain market acceptance or compete for market share. Speak2Me must be able to keep current with the rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect Speak2Me and its failure to adapt to such changes could seriously harm its business.

Economic Conditions

Unfavourable economic and market conditions could increase Speak2Me's financing costs, reduce demand for its products and services, limit access to capital markets and negatively impact any access to future credit facilities for Speak2Me. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

Need for Additional Financing

The business plan calls for revenue generation to begin in Q-4 2008, and Speak2Me will require additional funds for sales and marketing. Failure to obtain additional financing will result in significant delays in developing new products and markets. If Speak2Me is unsuccessful in raising the additional financing called for in its Business Plan, Speak2Me is confident it can continue operations with a series of smaller financings, but would be forced to scale back its sales and expansion plans.

Dependence on Key Personnel

Speak2Me will be dependent upon the efforts, performance and commitment of its senior officers and directors, who are responsible for the future development of Speak2Me's business. Shareholders and investors will be relying upon the business judgment, expertise and integrity of Speak2Me's management and directors. To the extent that the services of any senior officers or directors would be unavailable for any reason, a disruption to the operations of Speak2Me could result, and other persons would be required to manage and operate Speak2Me. Speak2Me's future success will also depend in large part upon its ability to attract and retain highly skilled personnel. There can be no assurance that Speak2Me will be successful in attracting and retaining such personnel.

Acceptance of Corporate Advertising in an Educational Context

Speak2Me’s market research indicates that potential advertisers and its target demographic is receptive to the placement of corporate advertising in the context of a website devoted to education. However, Speak2Me is aware of the risk of political change in any country in which it is operating which may mean the local government regulators may no longer be willing to accept corporate advertising within its student network.

Parents and Students are Unwilling to Pay for Online Services

Offline English Language Learning instruction is a growing industry, but attempts to attract large numbers of paying students to subscription based online English Language Learning services have largely failed. Given that online consumption patterns in China are largely following trends already established in the West, and given that few industries and companies in the international markets have been able to establish thriving subscription-supported online services, a pure subscription model is unlikely to succeed in China.

Growth of Internet Advertising

Speak2Me is aware that the level of Internet advertising is currently low, especially in Asia and Latin American countries compared to the West. Speak2Me's forecast profitability is highly dependent on the assumption that Internet advertising will grow rapidly. The market for Internet advertising, content and services is intensely competitive and rapidly evolving. Speak2Me expects that competition will continue to increase, including in its target market in China. It is not difficult to enter this market, and current and new competitors, including companies in traditional media, can launch Internet sites rapidly.

Speak2Me Must Generate Online Advertising/Sponsorship Revenue

Speak2Me’s future success depends in part on its ability to establish, increase and sustain online advertising/sponsorship revenue, and therefore market and advertiser acceptance of Speak2Me's services will be important to the success of Speak2Me’s business. Speak2Me’s ability to generate advertising revenue will be directly affected by the number of users of its service. Speak2Me’s ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of Speak2Me’s service, broadening its relationships with advertisers, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for advertising funds from other media and changes in the advertising industry and economy generally. Speak2Me’s expense levels are based in part on expectations of future revenue. Speak2Me may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Speak2Me anticipates that some of its advertising customers will not allow Speak2Me to place their advertisements next to other advertisements. Speak2Me may not always be successful at accommodating these orders. In such situations, inability to fulfill competing orders might cause Speak2Me to lose a potentially significant amount of revenue, particularly if the customer that cannot be accommodated chooses not to advertise with Speak2Me.

Maintenance of User Relationships

The ability of Speak2Me to attract and maintain users requires that it provide a competitive offering of products and services that meet the needs and expectations of its users. Speak2Me's ability to satisfy the needs or demands of its users may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors. In addition, Speak2Me must continue to attract and retain users to compete successfully for advertising revenue. Speak2Me cannot be sure that it will compete successfully with current or future competitors in sustaining or growing Speak2Me’s web site traffic levels and user levels. If Speak2Me fails to attract and retain more users, Speak2Me’s market share, brand acceptance and revenue would not scale, which would have a material adverse effect on Speak2Me’s business, financial condition and results of operations.

Create Content and Services Accepted by Users

Speak2Me’s success is dependent upon its ability to deliver original and compelling content and services for its online English language instruction software that attract and retain users in its target market. Speak2Me’s ability to successfully develop and produce content and services is subject to numerous uncertainties, including the ability to:

•  Anticipate and successfully respond to rapidly changing consumer tastes and preferences;
•  Fund new content development;
•  Attract and retain qualified editors, writers, producers, and technical personnel;
•  Build brand loyalty among users; and
•  Build a sense of community among users and encourage use of the interactive features on Speak2Me’s website.

Failure of Speak2Me’s Delivery Infrastructure to Perform Consistently

Speak2Me’s success as a business depends, in part, on its ability to provide consistently high quality online services to users via the Speak2Me Delivery Infrastructure. There is no guarantee that the Speak2Me Delivery Infrastructure and/or Speak2Me’s software will not experience problems or other performance issues. If the Speak2Me Delivery Infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of Speak2Me’s service and significantly harm Speak2Me’s business.

Speak2Me’s Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the Speak2Me Delivery Infrastructure could harm Speak2Me’s goodwill and the Speak2Me brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, Speak2Me’s services may be subject to interception and malicious attack. Pirates may be able to obtain or copy Speak2Me’s products without paying fees to Speak2Me. The Speak2Me Delivery Infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. Speak2Me uses security measures intended to make theft of its software more difficult. However, if Speak2Me is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on Speak2Me’s financial condition, profitability and cash flows.

Limited Intellectual Property Protection

Speak2Me relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, Speak2Me’s success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, Speak2Me’s patent applications will be successful, that Speak2Me will develop future proprietary products that are patentable, that any issued patents will provide Speak2Me with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of Speak2Me to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of Speak2Me’s products or, if patents are issued to Speak2Me, design their products so as to circumvent the patent protection held by Speak2Me. Speak2Me will seek to protect its product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by Speak2Me, it may be possible for unauthorized third parties to copy aspects of Speak2Me’s business and marketing plans or future strategic documents or to obtain and use information that Speak2Me regards as proprietary. There can be no assurance that Speak2Me’s means of protecting its proprietary rights will be adequate or that Speak2Me’s competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce Speak2Me’s intellectual property rights, to protect Speak2Me’s trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources.

Government Regulation and Licensing

The operations of Speak2Me may be subject to Canadian and foreign provincial and/or state and federal regulations and licensing. There can be no assurance that Speak2Me will be able to comply with the regulations or secure and maintain the required licensing for its operations. Government regulation and licensing could seriously impact Speak2Me's ability to achieve its financial and operational objectives. Speak2Me is subject to local, provincial and/or state, federal, and international laws affecting companies conducting business on the Internet, including user privacy laws, laws giving special protection to children, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. The restrictions imposed by and the costs of complying with, current and possible future laws and regulations related to its business could limit Speak2Me’s growth and reduce its client base and revenue.

Operating in Foreign Jurisdictions

Speak2Me’s current and future development opportunities relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect Speak2Me’s business, financial condition and results of operations. Furthermore, a portion of Speak2Me’s expenditures and revenues will be in currencies other than the Canadian dollar. Speak2Me’s foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, Speak2Me’s future results may be adversely affected by significant foreign exchange fluctuations.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.